United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

July 2024

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

Press Release

Chairman of Vale’s Board reinforces governance and integrity in the Company’s CEO sucession process

Rio de Janeiro, July 17, 2024 – Regarding the speculating press releases recently published in the media, the Chairman of the Board of Directors of Vale S.A. ("Vale" or the "Company"), Daniel Stieler, publicly reiterates the integrity of the process for selecting the Company’s new EO, which strictly complies with the governance rules.

In the name of transparency and respect for shareholders, employees, customers, suppliers, partners and communities where Vale operates, the Chairman of the Board reiterates his commitment to ensuring the maintenance of the ethical principles that guide the works of the Company and its collegial bodies.

Stieler reaffirms his total confidence in the Board's ability to make the best decision, in compliance with Vale's Bylaws, Board’s Internal Regulations, corporate policies and applicable legislation. Furthermore, he reinforces his confidence in the international headhunting firm hired to support the Board in the search for a CEO who meets the necessary qualifications for the position, in line with shareholder expectations.

Following several press releases disclosed to the market in recent weeks, there is no definition of the list of candidates participating in the process at the moment.

The Chairman states that he will spare no effort to ensure that the Company's integrity and governance processes continue to be complied with. He emphasizes that the succession schedule has been strictly followed.

Finally, the Chairman states that Vale will keep the market and the press updated regarding material developments on the definition of the Company’s new CEO.

Gustavo Duarte Pimenta

Executive Vice President, Finance and Investor Relations

For further information, please contact:

Vale.RI@vale.com

Thiago Lofiego: thiago.lofiego@vale.com

Luciana Oliveti: luciana.oliveti@vale.com

Mariana Rocha: mariana.rocha@vale.com

Patricia Tinoco: patricia.tinoco@vale.com

Pedro Terra: pedro.terra@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: July 17, 2024		Director of Investor Relations